City of Buenos Aires, July 22nd, 2024

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event – Commercial Operation Date for Pampa Energía Wind Farm VI

Dear Sirs,

I am writing to the National Securities Commission (‘Comisión Nacional de Valores’ or ‘CNV’) and Bolsas y Mercados Argentinos S.A. (‘ByMA’), in my capacity as Responsible for Market Relations of Pampa Energía S.A. (‘Pampa’ and/or the ‘Company’), in addition to our relevant event dated July 15, 2024 to inform that, as of 00:00 hours on July 20, 2024, CAMMESA granted commercial authorization for the 7 wind turbines of the Pampa Energía Wind Farm VI (“PEPE VI”) with a total power of 31.5 MW, that un addition to the 3 wind turbines already authorized, add a total power of 45 MW.

Sincerely,

_________________________________

Maria Agustina Montes

Responsible for Market Relations